                                         Filed by Bellwether Exploration Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Bargo Energy Company
                                                              File No. 333-54798



The following slide presentation was made by Bellwether Exploration Company:



[Slide 1]


                            [MISSION RESOURCES LOGO]

                            BEAR STEARNS 10th ANNUAL
                         GLOBAL CREDIT CONFERENCE 2001
                                   APRIL 2001

[Slide 2]

SAFE HARBOR DISCLOSURE
================================================================================

This presentation includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger. Bellwether Exploration Company ("Bellwether") and Bargo Energy Company ("Bargo") have filed the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Bellwether and Bargo with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to Bellwether) may also be obtained for free from Bellwether by directing such request to:
Bellwether Exploration Company, 1331 Lamar, Suite 1455, Houston, Texas 77010,
Attention: Lance Weaver; telephone: (713) 495-3061; e-mail: weaverl@bellwetherexp.com. The proxy statement/prospectus and such other documents (relating to Bargo) may also be obtained for free from Bargo by directing such request to: Bargo Energy Company, 700 Louisiana, Suite 3700, Houston, Texas 77002, Attention: Jerry Sears; telephone: (713) 236-9792; e-mail: jsears@bargo.com.

Bellwether, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Bellwether's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.

Bargo, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the Registration Statement on Form S-4.


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
[Slide 3]

SITUATION - BELLWETHER & BARGO
================================================================================

Bellwether (2000)

o        Issues

         - Scattered assets, low reserve life index, 30% operated, 85% hedged, debt to book capital of 70%, inexperienced management, too small

o        Actions

         -        Sold $49 MM of properties

         -        Paid down debt

         -        Bought back 15,000 MMBTU/Day of hedges

         - Acquired new management expertise - engineering, budget control, finance

         -        Commenced acquisition/merger discussions




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
[Slide 4]

SITUATION - BELLWETHER & BARGO
================================================================================

Bellwether (2000)

o        Desired position was:

         -        Focused assets

         -        8 year reserve life index

         -        70% operated

         -        Less than 50% hedged

         -        Debt to book capitalization less than 50%

         -        Strong management

         - Billion dollar market capitalization with extensive market coverage

o        Strategy

         - Base - Exploitation and low risk exploration, farm-out high risk exploration

         -        Growth - Corporate consolidation and acquisition

         -        Looking for strategic corporate acquisition



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
[Slide 5]

SITUATION - BELLWETHER & BARGO
================================================================================

Bargo (2000)

o Strong results in executing acquisition strategy, and subsequent optimization of operations

         -        Texaco acquisition quadrupled reserves to 75 MMBOE

o Focus on maximization of return on investments in long-life oil properties

         -        Sold >$100 MM of assets for well above acquisition cost

o        Minimal access to capital markets for further growth

o        Shareholders desiring tax efficient liquidity

         -        Decided against IPO or addition of private equity






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
[Slide 6]

MISSION RESOURCES - THE COMBINATION
================================================================================

o        Bellwether plus Bargo

         -        Asset overlap

         -        Increased reserve life index

         -        Increased operated production

         -        Hedge dilution

         -        Completed management team

         -        Increased market capitalization

o        Pro forma asset statistics

         -        78.5 MMBOE, net of January property sale

         -        R/P 9 years

         -        23 MBOE/day production

         -        Three focus areas: Permian, Onshore Gulf Coast, Gulf of Mexico


=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 7]

MERGER DETAILS
================================================================================

o $1.26 per share for Bargo common ($140 MM, approximately 40% in cash, 60% in Bellwether stock)

o        Bargo preferred stockholders receive cash ($61 MM)

o        Anticipate Bellwether Shareholder meeting in mid May

o        Total deal (Pro Forma at December 31, 2000)

         -        $200 MM for common and preferred stock
                  ($120MM Cash, $80MM stock)

         -        $29 MM assumed debt

         -        46.9 MMBOE proved reserves

         -        Less than $5.00/BOE direct acquisition cost



=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 8]

TRANSACTION TIME TABLE
================================================================================

     Sign merger agreement                                        Jan 25

     Preliminary S-4 proxy filed                                  Feb 1

     Bank Financing Committed                                     Mar 16

     Amended S-4 proxy filed                                      Mar 19

     Meeting for Equity & High Yield Analysts                     Mar 30

     Rating agency upgrade request -
        Senior and subordinated debt                              Apr 11

     SEC approval                                                 Mid April*

     Shareholder meeting                                          Mid May*

     Close                                                        Mid May*




     * Projected

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

[Slide 9]

MISSION RESOURCES - STATUS & GOALS
================================================================================

o        Integration of Bellwether and Bargo is well underway

o        Major goals for 2001

         - Maintain production levels with targeted capex - predominantly exploitation, nominal exploration

         - Reduce costs by managing the portfolio and improving operation efficiencies

         -        Increase balance sheet liquidity

         - Pursue corporate consolidation opportunities, close one or more

         -        Improve visibility and perception in capital markets

o        Mission Resources is a unique mid-cap E&P investment opportunity

         - New, enthusiastic management team with expertise in exploitation, M&A, and capital markets

         -        Growth philosophy coupled with extensive industry contacts


=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 10]

EXECUTIVE MANAGEMENT
================================================================================

[Slide depicts a picture of the executive management & a flow chart of the management structure. The text of the flow chart from top to bottom is as follows:]

Doug Manner
Chairman & CEO

[lines connect Doug Manner to Jon Clarkson, Kent Williamson, and Joe Nicknish]

Jon Clarkson
President & CFO

[the following are on the same level and each is connected by a line to Jon Clarkson]

Ken Williamson
Sr. VP-Planning & Exploration
[below which is stated Portfolio Management, Budget Control, Explorations]

Joe Nicknish
Sr. VP-Operations & Exploitation
[below which is stated Field Operations, Drilling, Land]

Dan Foley
Sr. VP-Corporate Finance
[below which is stated Corporate M&A, Finance, Accounting & Tax, Marketing, Administration]

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

[Slide 11]

AREAS OF OPERATION
================================================================================

[MAP]


[This slide depicts a map showing New Mexico, Texas, Louisiana and the Gulf of Mexico with a map showing Ecuador inserted in the lower left corner. The map contains circles indicating the location of the following areas of operation:
Permian, East Texas, Onshore/Offshore Gulf of Mexico and Ecuador.]


=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 12]

RESERVES BY REGION
================================================================================

o        Pro Forma reserves at December 31, 2000 of 78.5 MMBOE


                                  [PIE CHART]


[This slide depicts a pie chart. The text of the chart is as follows:


PERMIAN                   39%

EAST TEXAS                14%

GULF COAST ONSHORE        20%

GULF COAST OFFSHORE        8%

GULF COAST COMBINED       28%

ECUADOR                   10%

OTHER                      9%]



=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 13]

RESERVE PROFILE
================================================================================

o        Production approximately 23,000 BOE per day, reserve life index 9 years


  [PIE CHART]                 [PIE CHART]              [PIE CHART]
RESERVE CATEGORIES            OIL vs. GAS              OPERATED vs.
                                                       NON-OPERATED




[This slide depicts 3 pie charts. The pie chart titled Reserve Categories contains the following text:

PUD 20%
PDP 70%
PDN 10%

The pie chart titled Oil vs. Gas contains the following text:

Gas 32%
Oil 68%

The pie chart titled Operated vs. Non-operated contains the following text:

Non-Op   54%
Operated 46%]

=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 14]

STRATEGIC DIRECTION
================================================================================

o        Fully exploit existing asset base

         -        Focus on costs, full cycle economics

o        Divest non-core, non-strategic properties

         -        Reduce Company's operating cost/BOE

o        Growth through acquisition

         - Corporate transactions via "unadvertised" opportunities, public and private companies

         - Property transactions in focus areas, potential addition of new core area








=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 15]

BARGO ACQUISITION HISTORY
================================================================================

                                    Acq.    Cost Ind.    Proved     Developed
                                    Cost      Dev.      Reserves      Cost
    Deal           Properties       $MM       $MM         MMBOE       $/BOE
--------------------------------------------------------------------------------
   Conoco I      St. Martinville   $  7.5    $ 10.6         1.9        $5.58

   Conoco II     Conroe, Etc.        11.0      11.7         4.9         2.37

   Phillips      Permian Basin       10.5      11.4         3.3         3.41

   Texaco        Odem                 8.7      10.3         1.6         6.65

   Cody          Misc. Package        8.4      10.6         5.5         1.91

   Exxon         Raccoon Bend        10.0      13.6         4.2         3.26

   Arco          East Texas          16.0      17.0         3.9         4.40

   Texaco        Permian, Etc.      153.7     168.0        45.3         3.71

   Aera          Coles Levee         10.1      10.1         4.8         2.13

   All Oth.      Various             38.4      52.9        14.9         3.53
                                   ------    ------       -----        -----
   Total                           $274.3    $316.2        90.3        $3.50

=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 16]

PROJECTED CAPITAL EXPENDITURES
================================================================================

             2001 ESTIMATED CAPEX       2002 ESTIMATED CAPEX
                   $110 MM                    $160 MM
                  ---------                  ---------


                 [PIE CHART]                [PIE CHART]


[This slide depicts two pie charts. The pie chart titled 2001 Estimated CAPEX $110MM contains the following text:

*Exploratory    $11MM
Land/Seis./Oth  $ 8MM
Development     $41MM
Acquisition     $50MM

The pie chart titled 2002 Estimated CAPEX $160MM contains the following text:

Acquisition     $100MM
Development     $ 30MM
*Exploratory    $ 20MM
Land/Seis./Oth  $ 10MM

* includes all non-proved drilling]


=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 17]

CAPITAL PROJECT INVENTORY
================================================================================

                                 Number       Net        Net
                                   Of       Capital    Unrisked
Project Type                    Projects     Cost      Potential
------------                    --------     ----      ---------
Proved
(Low risk exploitation)            472     $  80 MM    26 MMBOE

Other Potential
(Exploitation & exploratory)       209      $142 MM    Not disclosed






=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 18]

BALANCE SHEET COMPARISON ($ in millions)
================================================================================

                                      DECEMBER 31, 2000
                                 -------------------------     MISSION
                                                  MISSION     MAY 2001
                                 BELW     BARGO  PRO FORMA  EST. CLOSING
                                 ----     -----  ---------  ------------
Current Assets                     45       29        74

Property, Plant & Equipment       151      155       411

Goodwill                           --        2        27

Other Assets                       26       10        13
                                  ---      ---       ---
    Total Assets                  222      196       525
                                  ===      ===       ===


Current Liabilities                37       25        73

Bank Debt                          25       85       170          150

Sub Debt                          100       --       100          100

Deferred Tax & Other Liabilities    3        6        46

Preferred Stock                    --       58        --

Stockholders' Equity               57       22       136
                                  ---      ---       ---
    Total Liabilities & Equity    222      196       525
                                  ===      ===       ===



=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 19]

FINANCIAL STRATEGY
================================================================================

o        Maintain liquidity and balance sheet capacity

         - Limit capex in 2001 and 2002, free cash flow used to pay down bank debt

         - Utilize high yield debt to increase liquidity under senior revolver

         - Long Term objective of 50% debt to book capital and $100 MM of unused bank capacity

o        Reduce cost of capital

         - Increased liquidity in stock and analyst coverage - equity and high yield

         -        Lower cost of debt capital

o        Focus on reducing G&A and LOE per BOE - divestitures, outsourcing

o        Hedging policy

o        Use equity to fund acquisition transactions



=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 20]

HEDGING STRATEGY
================================================================================


o Hedge to protect downside - plan to use floors and/or collars through 2002

o Hedges currently in place cover about 55% of total equivalent production

OIL HEDGES
                                                  NYMEX             NYMEX
                                 BBLS             PRICE             PRICE
     PERIOD                     PER DAY           FLOOR            CEILING
-------------------------------------------------------------------------------
Jan. 2001 - Dec. 2001            1,500            $24.00            $30.00
Jan. 2001 - Dec. 2001            6,000            $21.00


GAS HEDGES
                                                  NYMEX             NYMEX
                                  MCF             PRICE             PRICE
     PERIOD                     PER DAY           FLOOR            CEILING
-------------------------------------------------------------------------------
Jan. 2001 - Mar. 2001           25,000            $ 2.30            $ 3.37
Apr. 2001 - Oct. 2001           35,000            $ 2.30            $ 2.92

=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 21]

FINANCIAL HIGHLIGHTS
================================================================================


                                      REPORTED     PRO FORMA
                                        BELW        MISSION         MISSION
                                        2000       2001 EST.       2002 EST.
                                      --------    -----------    -------------
Total Production (MMBOE)                 5.8       8.3 - 8.7      10.5 - 11.5

Production (MBOE/D)                     15.8         22 - 24        29 - 32

Spot WTI Price ($/BBL)                 30.14         26.53           24.15

Spot Henry Hub Price ($/MCF)            3.91         5.47            4.86

Total Revenue ($MM)                      119       200 - 210       255 - 265

OP. Cost (inc. prod. tax) per BOE       5.27      6.70 - 6.90     6.40 - 6.60

G&A per BOE                             1.58      1.55 - 1.65     1.30 - 1.40

Recurring G&A per BOE                   1.37      1.35 - 1.45     1.30 - 1.40


=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 22]

FINANCIAL HIGHLIGHTS
================================================================================

                                      REPORTED     PRO FORMA
                                        BELW        MISSION         MISSION
                                        2000       2001 EST.       2002 EST.
                                      --------    -----------    -------------
Recurring EDITDA* ($MM)                  68        125 - 140        170 - 185

Discretionary Cash flow ($MM)            63         95 - 105        125 - 140

         DCF/share                     4.42       4.10 - 4.50      4.25 - 4.70

Recurring Net Income* ($MM)              18         30 - 40          40 - 50

         Recurring NI*/share           1.25       1.30 - 1.70      1.35 - 1.70



*Excludes potential one time non-cash losses in 2001

=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 23]

FINANCIAL HIGHLIGHTS
================================================================================

                                      REPORTED     PRO FORMA
                                        BELW        MISSION         MISSION
                                        2000       2001 EST.       2002 EST.
                                      --------    ------------   -------------
Proved Reserves (MMBOE)                 31.6     (Jan 01) 78.5

Reserve Life (R/P)                         6           9

Cash Interest expense $MM               14.8        25  -  30        25  -  30

Total Assets $MM*                      221.5       500  - 550       550  - 600

Total Debt $MM*                        125.5       250  - 280       180  - 220

Stockholders equity $MM*                57.0       150  - 170       310  - 330

Total Book Capitalization $MM*         182.5       400  - 450       490  - 550

Recurring EBITDA **/Interest Exp.        4.6x      4.6x - 5.3x      6.0  - 6.4

Total Debt/Recurring EBITDA**            1.8x      1.8x - 2.1x      1.1x - 1.4x

Total Debt/Book Capitalization            69%       60% -  64%       35% -  40%

* As of year end
**Excludes potential one time non-cash losses in 2001

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
[Slide 24]

PRICE SENSITIVITIES
================================================================================


                                  2001 PRICE CHANGE
                              -------------------------
                              $1.00/BBL        $.10/MCF
                              ---------        --------
Net Income                     $2.5 MM          $0.7 MM
  Per Share - Diluted          $.11             $.03
Discretionary Cash Flow        $3.7 MM          $1.0 MM
  Per Share - Diluted          $.16             $.04
EBITDA                         $4.1 MM          $1.1 MM


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
[Slide 25]

BELLWETHER SENIOR SUBORDINATED NOTES
================================================================================


           Issue:               $100 million senior subordinated
                                notes, issued April 1997

           Coupon:              10 7/8%

           Maturity:            10 years (2007)

           Optional
           Redemption:          5 year non-call
                                (callable April 2002 at 105.4)

           Ratings
           (Moody's / S&P)      B3 / B-


=========================== [MISSION RESOURCES LOGO] ===========================

[Slide 26]

CORPORATE M&A OBJECTIVES
================================================================================


   o Focus will be on uncovering opportunities before they reach the auction market

      - Information from Board of Directors, shareholders, industry contacts and potential sellers

   o Deal structures will utilize Mission Resources' common equity to the extent possible

      - Potential use of bridge financing or liquidity under senior revolver to bridge to secondary stock offering

   o  Goal of at least one corporate transaction this year

   o Interesting areas include three current core areas (permian, Gulf Coast, Gulf of Mexico), as well as Canada, Mid continent, Rockies, and South Texas

      -  No foreign acquisitions

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
[Slide 27]


                            [MISSION RESOURCES LOGO]